Contact

www.linkedin.com/in/shaun-rosenthal-03205185 (LinkedIn)

Top Skills

Teamwork
Team Leadership
Team Management

Shaun Rosenthal

Founder, Climb Onsight
North York, Ontario, Canada

Experience

Sanford Heisler Sharp McKnight, LLP
Of Counsel
March 2024 - Present (1 year 2 months)
Washington, District of Columbia, United States

Viit Health
1 year 11 months

Board Member
January 2024 - Present (1 year 4 months)
Delaware, United States

Advisor
June 2023 - Present (1 year 11 months)
Delaware, United States

Climb Onsight
Founder
February 2023 - Present (2 years 3 months)
Toronto, Ontario, Canada

Sanford Heisler Sharp, LLP
4 years 4 months

Associate
September 2019 - December 2022 (3 years 4 months)
Washington D.C. Metro Area

Litigation Fellow
September 2018 - August 2019 (1 year)
Washington, DC

Lawyers for Human Rights
Statelessness Intern
May 2016 - July 2016 (3 months)

Brookfield Renewable Energy Group

Student Rotational Intern
May 2014 - August 2014 (4 months)

Education

University of Pennsylvania
Doctor of Law (JD), Law · (2015 - 2018)

Copenhagen Business School
Business Administration and Management, General · (2015 - 2015)

Ivey Business School at Western University
Bachelor of Arts, Honors Business Administration · (2013 - 2015)

Western University
Psychology · (2011 - 2012)